UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2267 West 10th Avenue,

Vancouver, British Columbia, Canada V6K 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

annual report 2004

Annual report 2005

The accompanying notes form an integral part of these consolidated financial statements.

Annual report 2005

April 28, 2006

Letter to Shareholders

2005 was a turn around year for Clearly Canadian. We brought in a new financial partner in BG Capital, over $6,000,000 in new equity, new management, including the appointment of myself as President, the implementation of significant reductions in administrative and fixed costs, the start of an extensive re-launch of our core brand Clearly Canadian and the development of new and innovative products.

The re-launch of brand Clearly Canadian includes refreshing new packaging that increases gross profit margins and trades on the heritage of this long-standing brand, a return to the brand’s original flavours with all natural ingredients and the introduction of new and exciting zero calorie flavours.

The equity raised by the Company in 2005, which included converting a large portion of the Company’s short term debt into equity, has significantly strengthened the Company’s balance sheet and increased its capital. It will also enable us to execute exciting new marketing and advertising campaigns designed to support in the upcoming year the re-launch of brand Clearly Canadian and the launch of new products.

During the past year we have rebuilt our sales force with experienced and energetic sales representatives, possessing a passion for the Clearly Canadian brand. We have also solidified our distribution channels by entering into a system-wide distribution arrangement with the Dr. Pepper/Seven Up Bottling Group, Inc. (“DPSU”) of Dallas, Texas, to market, distribute and sell Clearly Canadian sparkling flavoured water in all of DPSU’s distribution territories throughout the United States. This new arrangement provides for distribution of the Clearly Canadian brand in 22 States. This significant arrangement provides brand Clearly Canadian the ability to focus greater marketing and promotional efforts within one of the strongest distribution systems in the United States.

The past year has also been financially challenging for the Company. Having started the year under capitalized, the Company was not able to launch aggressive marketing campaigns during the peak spring and summer seasons resulting in continuing decline in sales and continuing operating losses. We believe that these trends can be substantially reversed in the upcoming year through the implementation of the Company’s core brand renewal initiatives and the Company’s commitment to reducing fixed costs and increasing gross profit margins.

The renaissance of Clearly Canadian has begun. We believe that the renewal of our core brand and the launch of new and innovative products will once again vault Clearly Canadian to the forefront of the Alternative Beverage category. At this time, I want to take this opportunity to thank you, our associates and our suppliers for your continued support.

Thank you,

Brent Lokash

President

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS)

The following discussion addresses the operating results and financial condition of Clearly Canadian for the year ended December 31, 2005. The Management Discussion and Analysis should be read in conjunction with the Company’s consolidated audited financial statements and the accompanying notes as well as the reference to forward-looking statements within this report. All results in this report are presented in US dollars, unless otherwise indicated.

Basic and diluted earnings (loss) per share figures have been adjusted in the following financial results to reflect a 10:1 consolidation which was completed May 5, 2005.

Operating Results

Year ended December 31, 2005 (2005) compared with year ended December 31, 2004 (2004)

Sales were $9,141,000 for 2005 compared with $11,586,000 for 2004, a decrease of 21.1% ($2,445,000) compared to 2004. This decline in sales is attributable to the cumulative impact of increased competition, lack of new product and package design initiatives and significantly reduced sales and marketing activities in recent years. This has been a direct result of working capital constraints which the Company has addressed, in part, through the Company's recently completed financings (see Liquidity and Capital Resources). Going forward it will be necessary for the Company to secure additional financing in order to support more aggressive marketing and sales activities for its beverage products.

There were no significant changes in our cost of sales and gross profit margin percentages, being 30.5% for 2005 and 2004. However, the company expects to reduce its cost of sales and increase its gross profit margins in 2006 as a result of packaging changes on its core product.

There were no significant changes in our general and administrative expenses, being $2,411,000 for 2005 compared to $2,312,000 for 2004. The Company has streamlined its upper level management, significantly reduced its office expense overhead and is continuing its corporate restructure program. As result, the company expects to reduce its general and administrative expenses in 2006.

Selling expenses of $3,181,000 in 2005 were approximately 34.8% of sales, compared with $3,275,000 or approximately 28.3% of sales in 2004. The increase in the percentage of sales expended on selling expenses is a reflection of the increased cost associated with attempting to maintain market share in a competitive business throughout North America. In 2005, the Company increased its selling expenses in most regions of the United States with the addition of “Market Specialists” whose mandate is to increase availability of product in the all-other-market segment. The increase in selling expenses coincided with the Company’s increased distribution efforts with the Dr Pepper/Seven Up Bottling Group. These efforts resulted in sales growth in the South Central region in 2005, as compared with 2004. While the Company’s sales declined in other regions of the United States which offset the gains from the South Central region, the Company’s private label water business experienced significant growth in 2005, rising 37.6 % over 2004. The Company expects continued growth of its private label water business into 2006.

The loss for 2005 was $6,069,000 (or $1.06 per share) compared with a 2004 loss of $5,086,000 (or $6.56 per share). The loss for 2005 includes the following expenses:

a)

$1,709,000 stock compensation expense in 2005 (2004: $23,000) which represents the non-cash value attributed to certain stock options granted during 2005 in connection with the Company’s May 2005 financing led by BG Capital;

b)	$680,000 restructuring cost in connection with the amendment of certain consulting contracts and lease obligations; and

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

c)	$221,000 gain on settlement of debt in 2005 (2004: $Nil) which was realized on obtaining reductions In certain accounts owing to creditors concurrent with the Company’s recent restructuring.

Selected Annual Information

($ in thousands, except per share data)

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003

Total revenue	9,141	11,586	13,270
Net loss	6,069	5,086	3,713
Basic and diluted loss per share	1.06	6.56	5.48
Total assets	6,259	4,181	7,356
Long term debt	1,501	1,957	1,799
Total liabilities	4,535	7,696	6,231

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended December 31, 2005.

Amounts in Accordance with Canadian GAAP (unaudited) ($ in thousands, except per share data)	2005 31-Dec	2005 30-Sep	2005 30-Jun	2005 31-Mar	2004 31-Dec	2004 30-Sep	2004 30-June	2004 31-Mar

Sales	1,955	2,897	2,561	1,728	2,248	3,273	3,131	2,934
Cost of sales	1,373	2,008	1,776	1,192	1,603	2,183	2,201	2,061
Gross profit	582	889	785	536	645	1,090	930	873
Selling, general and administrative expenses	1,457	1,461	1,400	1,274	1,395	1,376	1,513	1,303
Amortization of property, plant and equipment	32	30	28	32	34	33	32	31
Royalty	(46)	-	-	(26)	(133)	-	-	-
Interest expense	58	42	57	64	83	55	58	30
Other, interest, gains, losses and writedowns	1,129	818	978	73	2,417	271	120	6
Net loss	(2,048)	(1,462)	(1,678)	(881)	(3,151)	(645)	(793)	(497)
Net loss per share	(0.39)	(0.27)	(0.55)	(0.81)	(3.90)	(0.90)	(1.10)	(0.70)
Weighted average shares outstanding	5,728,924	5,413,973	3,044,976	1,035,835	814,767	749,588	745,568	699,150

1 Includes a recovery of an accrual recorded in a prior year in the amount of $387,000.

2 Per share figures have been adjusted to reflect the 10:1 consolidation which was completed as of May 5, 2005.

Liquidity and Capital Resources

In order to improve the Company’s balance sheet and implement its corporate restructuring plan in 2005, significant funding was necessary. In connection therewith, and with shareholder approval where required, the Company proceeded with the following matters related to its corporate restructuring:

i)	the consolidation of the Company’s common share capital on a ten old for one new share basis (effective May 2, 2005);

ii)	the conversion of a $1,000,000 loan from BG Capital into preferred shares and the subscription by BG Capital for an additional $1,000,000 of preferred shares (completed as of May 5, 2005);

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

iii)

the reduction of the size of the Company’s board of directors from eight to five directors, with the appointment of three nominees of BG Capital including, Marco Markin, Brent Lokash and Cameron Strang (effective May 5, 2005);

iv)	a brokered and non-brokered private placement of $3,075,000 (3,075,000 common shares of the Company at a price of $1.00 per share) completed May 16, 2005 and May 24,2005;

v)	a non-brokered private placement of $635,953 (635,953 common shares of the Company at a price of $1.00 per share) completed May 27, 2005;

vi)	a non-brokered private placement of $1,000,000 (800,000 common shares of the Company at a price of $1.25) completed December 28, 2005; and

vii)	conversion of $500,000 of short term debt into common shares (222,825 common shares at a price of $2 per share) completed November 30, 2005.

These financing activities in 2005 significantly improved the Company’s working capital deficit. At December 31, 2005 the Company had a working capital deficit of $446,000 compared to working capital deficit of $4,370,000 at December 31, 2004, and bank indebtedness, related to an operating line of credit against receivables, of $361,000 at December 31, 2005 compared to bank indebtedness of $272,000 at December 31, 2004. Net cash used in operating activities was $5,655,000 consisting of operating losses for the year and changes in the non-cash working capital balances. Net cash provided by financing activities was $5,776,000, which consisted of proceeds from short term debt (net of $1,000,000 applied to preferred shares) of $1,277,000, the repayment of short term debt of $446,000, the repayment of long term debt of $1,660,000, net proceeds on the issuance of capital stock of $6,516,000 and an increase in bank indebtedness of $89,000. Net cash used in investing activities was Nil for the period to purchase office equipment.

The Company's total contractual obligations at December 31, 2005 were $4,281,000 and were comprised of various types of debt instruments, including an operating line of credit, short term loans, promissory notes, convertible debentures, mortgages and operating leases.

The following table is a summary of the Company’s contractual obligations as at December 31, 2005:

	Payments Due by Period (12 months ending) December 31
Contractual Obligations ($ in thousands, except per share data)	Total	2006	2007	2008	2009	2010	2011 and thereafter

Operating line of credit	361	361	-	-	-	-	-
Letters of credit	-	-	-	-	-	-	-
Short term loans	567	567	-	-	-	-	-
Long term debt	1,501	-	1,501	-	-	-	-
Operating leases (office equipment and premises)	15	5	5	5	-	-	-
Consulting contracts	1,837	380	380	380	380	317	-

Total Contractual obligations	4,281	1,313	1,886	385	380	317	-

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the year ended December 31, 2005, the Company paid $225,000 for the lease of its office premises to a limited partnership in which certain directors of the Company and a company with common directors own limited partnership interests. The Company also had an interest in the limited partnership and sold its interest for $85,000 to a company controlled by a director of the Company. The Company has terminated this lease and has moved to different premises.

During 2005 the company repaid $580,000 in short term debt owing to certain directors of the Company.

Changes in Accounting Policies

Stock-based compensation

Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002.

If the Company had applied the fair value method of accounting for employee stock options in the year 2003, the Company would have recorded a compensation expense in respect of employee stock options granted and repriced during the period in which they occurred and the Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

Amounts in Accordance with Canadian GAAP (unaudited) ($ in thousands, except per share data)	2003 31-Dec	2003 30-Sep	2003 30-June	2003 31-Mar

Net loss before stock-based compensation	(1,627)	(781)	(677)	(628)
Stock-based compensation	-	(6)	(111)	(104)
Pro forma loss for the period	(1,627)	(787)	(788)	(732)
Net loss per share	(2.40)	(1.20)	(1.20)	(1.10)
Weighted average shares outstanding	679,568	679,568	679,568	670,818

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $6,069,000 for the year ended December 31, 2005 and had a working capital deficit of $446,000, an accumulated deficit of $68,269,000 and a shareholders’ equity of $1,724,000 at year-end. Operations for the year ended December 31,

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

2005 have been funded primarily from the issuance of capital stock, the net proceeds of short term financing of $831,000 and the continued support of creditors.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale certain land and water rights in Ontario, analyzing liquidation of non-core investments and pursuing debt and/or equity financing to fund working capital requirements (see Subsequent Events). Management believes that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life. Therefore, they are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment in the carrying value when such a determination is made.

The Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, the Company recorded a charge of $1,536,000 in its year ended December 31, 2004 audited financial statements.

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b) Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2005, two customers represented 60% (two customer in December 31, 2004 represented 32%) of total accounts receivable.

c) Interest rate risk

The Company’s short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d) Foreign exchange rate risk

The majority of the Company’s revenues are earned and production costs incurred in the United States. However, certain selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the carrying value of and land and water sources ($1.57 million). Actual results could differ materially from those estimates.

Legal Proceedings

Dispute with Ralph Moyal

In and around April, 1997, the Company acquired the shares of Blue Mountain Springs Ltd. (Blue Mountain) for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 9) to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors). In April 1997, a claim was filed in the Ontario Supreme Court against the Company, and Gerry McGrath, the father of the Vendors. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory reliefs relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain. The Company is vigorously defending the Moyal action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement. The Company has delivered a statement of defence, counterclaim and cross claim in which it has claimed damages against Moyal, as a result of the registration of a certificate of pending litigation against certain lands owned by Blue Mountain, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions.

In and around October 1997, a claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages for breach of the Share Purchase Agreement, and in particular, seeking payment under the Share Purchase Agreement, portions of which the Company has withheld to date based on the Company’s indemnity and set off rights under the Share Purchase Agreement and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. In January 1998, a related claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages as a result of the Company’s failure to agree to release shares and monies related to payments under the Share Purchase Agreement. The Company is vigorously defending these actions and has delivered a statement of defence and counterclaim against the Vendors in which it denies that it has breached its obligations under the Share Purchase Agreement and states that it is the Vendors who have failed to uphold their obligations under the Share Purchase Agreement. In its counterclaim, the Company claims against the Vendors for contribution and indemnity and the right of set off as described above.

The trials of all of the above noted claims are scheduled to be heard together. Although there is no scheduled trial date, it is anticipated that these actions could be heard before the court in the fall of 2006 or the spring of 2007or earlier if certain issues within the actions proceed to court by way of summary motion instead of trial. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

The Company has incurred approximately CA$991,367.58 in legal fees to date in defending and prosecuting the above noted actions, of which approximately CA$28,368.82 was incurred in the current year. The Company expects to be able to apply a portion of these amounts toward any amounts due upon the outcome of these matters. These legal fees have been expensed in the periods in which they were incurred.

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

Subsequent Events

a)	On February 22, 2006, the Company issued 200,000 common shares on the exercise of two stock options at a price of U.S. $1 per share, netting the company $200,000;

b)	On February 27, 2006, the Company issued 100,000 common shares to convert CA$222,570 of the Global (GMPC) Holdings Inc., bearing no interest, repayable May, 2006.

c)	On March 1, 2006, the Company signed a Letter of Intent relating to the sales of Innisfill water equipment, storage tanks and water sources at the Thornton well site for CA$400,000.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

Cautionary Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

Auditors’ Report

To the Shareholders of

Clearly Canadian Beverage Corporation

We have audited the consolidated balance sheet of Clearly Canadian Beverage Corporation as at December 31, 2005 and the consolidated statement of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of Clearly Canadian Beverage Corporation as at December 31, 2004 were audited by other auditors whose report dated February 10, 2005 expressed an unqualified opinion on those statements.

March 6, 2006

Chartered Accountants

Langley, British Columbia

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

	2005 $	2004 $

Assets

Current assets
Cash and cash equivalents	520	78
Accounts receivable (notes 5 and 6)	475	600
Inventories (notes 5 and 6)	781	524
Prepaid expenses, deposits and other assets	803	167

	2,579	1,369

Long-term investments (note 7)	29	29
Assets held for sale (note 6)	343	415
Property, plant and equipment (note 6)	1,831	2,252
Prepaid contracts (note 16(b))	1,477	116

	6,259	4,181

Liabilities

Current liabilities
Bank indebtedness (note 5)	361	272
Accounts payable and accrued liabilities (note 6)	2,094	4,150
Customer deposits (note 6)	-	69
Capital lease obligation, current portion (note 9)	3	-
Short-term debt (note 6)	567	1,248

	3,025	5,739

Capital lease obligation, net of current portion (note 9)	9	-
Long-term debt (note 10)	1,501	1,957

	4,535	7,696

Shareholders’ (Deficiency) Equity

Capital stock (notes 12 and 13)
Authorized
Unlimited common shares without par value
2,000,000 Class A preferred shares
2,000,000 Class B preferred shares

Outstanding - 2,000,000 (2004 - NIL) Class B preferred shares	2,000	-

Issued - 6,901,652 (2004 - 1,033,868) common shares without par value

Outstanding - 6,864,352 (2004 – 9,965,682) common shares without par value	64,311	58,590

Share subscription receivable	(198)	-

Contributed surplus (note 3)	4,809	1,037

Cumulative translation account	(929)	(1,253)

Deficit	(68,269)	(61,889)

	1,724	(3,515)

	6,259	4,181
Going concern (note 1)

Commitments and contingencies (note 16)

Subsequent events (note 21)

Approved by the Board of Directors

_________________________________	______________________________
Brent Lokash, Director	Marco Markin, Director

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

	Common Shares		Class A Preferred Shares		Class B Preferred Shares
Number of shares outstanding		Amount $	Number of shares outstanding	Amount $	Number of shares outstanding	Amount $	Contributed surplus $	Cumulative translation account $	Deficit $	Share-holders’ equity (deficiency) $

Balance - December 31, 2002	6,670,682	58,237	-	-	-	-	441	(1,388)	(52,567)	4,723

Private placement issued February 28, 2003 at CA $0.80 per unit	125,000	35	-	-	-	-	31	-	-	66
Issued during the year - non-employees	-	-	-	-	-	-	13	-	-	13
Loss for the year	-	-	-	-	-	-	-	-	(3,713)	(3,713)
Exchange difference	-	-	-	-	-	-	-	36	-	36

Balance - December 31, 2003	6,795,682	58,272	-	-	-	-	485	(1,352)	(56,280)	1,125
Adoption of new accounting standards (note 3)	-	-	-	-	-	-	523	-	(523)	-
Issued during the year - bonus shares	2,135,000	102	-	-	-	-	29	-	-	131
Private placement issued December 10, 2004 at CA $0.25 per unit	1,035,000	216	-	-	-	-	-	-	-	216
Loss for the year	-	-	-	-	-	-	-	-	(5,086)	(5,086)
Exchange difference	-	-	-	-	-	-	-	99	-	99

Balance - December 31, 2004	9,965,682	58,590	-	-	-	-	1,037	(1,253)	(61,889)	(3,515)
Private placement issued January 14, 2005 at CA $1.00 per unit prior to consolidation	465,000	97	-	-	-	-	-	-	-	97

Balance prior to consolidation	10,430,682	58,687	-	-	-	-	1,037	(1,253)	(61,889)	(3,418)
May 2, 2005 consolidation 10 old for 1 new share basis	1,043,068	58,687	-	-	-	-	1,037	(1,253)	(61,889)	(3,418)
Class A preferred shares issued on conversion of loan May 5, 2005	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement of class A preferred shares issued May 5, 2005 at USD $1.00 per share	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement issued May 16, 2005 at USD $1.00 per unit	2,260,000	2,260	-	-	-	-	-	-	-	2,260
Private placement issued May 24, 2005 at USD $1.00 per unit	815,000	815	-	-	-	-	-	-	-	815

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

Finders fees - private placement - May 16, 2005 and May 24, 2005 issued at USD $1.42 per unit	450,000	639	-	-	-	-	-	-	-	639
Share issue cost - private placement May 16, 2005 and May 24, 2005	-	(1,003)	-	-	-	-	-	-	-	(1,003)
Stock dividend on class A preferred shares issued May 24, 2005 issued at market USD $1.50 per unit	7,506	11	-	-	-	-	-	-	(11)	-
Class A preferred shares converted to class B preferred shares	-	-	(2,000,000)	(2,000)	2,000,000	2,000	-	-	-	-
Stock dividend on class B preferred shares issued May 24, 2005 issued at market USD $1.50 per unit	200,000	300	-	-	-	-	-	-	(300)	-
Private placement issued May 27, 2005 at USD $1.00 per unit	635,953	634	-	-		-	-	-	-	634
Shares issued on September 30, 2005 at market USD $1.17 per unit	225,000	263	-	-		-	-	-	-	263
Share issued on October 17, 2005 at market USD $1.38 per unit	25,000	34	-	-		-	-	-	-	34
Option exercised at USD $1.00 per unit	105,000	105	-	-	-	-	-	-	-	105
Shares issued on November 30, 2005 at USD $2.00 per unit	222,825	446	-	-		-	-	-	-	446
Shares issued on November 30, 2005 at USD $2.00 per unit	75,000	150	-	-		-	-	-	-	150
Private placement issued December 28, 2005 at USD $1.25 per unit	800,000	1,000	-	-		-	35	-	-	1,035
Share issue cost - private placement December 28, 2005	-	(30)	-	-		-	-	-	-	(30)
Share subscription receivable	-	(198)	-	-	-	-	-	-	-	(198)
Fair value of stock options issued	-	-	-	-	-	-	1,612	-	-	1,612
Fair value of warrants issued for consulting services	-	-	-	-		-	1,904	-	-	1,904
Restructuring cost	-	-	-	-	-	-	221	-	-	221
Loss for the year	-	-	-	-	-	-	-	-	(6,069)	(6,069)
Exchange difference	-	-	-	-	-	-	-	324	-	324

Balance - December 31, 2005	6,864,352	64,113	-	-	2,000,000	2,000	4,809	(929)	(68,269)	1,724

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation

Consolidated Statements of Operations

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

	2005 $	2004 $	2003 $

Sales	9,141	11,586	13,270

Cost of sales	6,349	8,048	9,960

Gross profit	2,792	3,538	3,310

Selling, general and administration expenses	5,592	5,587	5,554
Amortization of property, plant and equipment	122	130	294
Royalty revenue (note 4)	(76)	(133)	(163)
Other expense	203	270	161
Financing costs	-	208	-
Interest on short-term debt (note 6)	172	174	141
Interest on long-term debt (note 10)	49	52	4
Loss on sale of assets held for sale (note 6)	-	56	328
Stock-based compensation	1,709	23	13
Write-down of property, plant and equipment (note 6)	382	721	272
Write-down of distribution rights (note 8)	-	1,536	500
Write-down of investments	28	-	-
Gain on settlement of convertible debenture (note 11)	-	-	(81)
Restructuring	680	-	-

	8,861	8,624	7,023

Loss for the year	(6,069)	(5,086)	(3,713)

Basic and diluted loss per share (note 2) (expressed in dollars)	(1.06)	(6.56)	(5.48)

Going concern (note 1)

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2005, 2004 and 2003

(in thousands of United States dollars, except where indicated)

	2005 $	2004 $	2003 $

Cash flows from operating activities
Loss for the year	(6,069)	(5,086)	(3,713)
Items not involving cash (note 18(a))	2,790	2,534	1,921
Changes in non-cash working capital balances related to operations (note 18(b))	(2,376)	1,094	2,005

	(5,655)	(1,458)	213

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	-	543	202
Proceeds from sale of long-term investment	-	85	-
Purchase of property, plant and equipment	-	(44)	-

	-	584	202

Cash flows from financing activities
Proceeds on issuance of short-term debt	1,277	1,943	-
Proceeds from issuance of capital stock and warrants	6,516	216	66
Increase (decrease) in bank indebtedness	89	(206)	(224)
Repayment of short-term debt	(446)	(1,081)	(6)
Repayment of long-term debt	(1660)	-	-

	5,776	872	(164)

Effect of exchange rates on cash and cash equivalents	321	(47)	(124)

Increase (decrease) in cash and cash equivalents	442	(49)	127

Cash and cash equivalents - Beginning of year	78	127	-

Cash and cash equivalents - End of year	520	78	127

Interest paid	191	226	145

Income taxes paid	-	-	-

Supplementary cash flow information (note 18(c))

The accompanying notes form an integral part of these consolidated financial statements.

Annual report 2005

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $6,069,000 for the year ended December 31, 2005 and a working capital deficit of $446,000, an accumulated deficit of $68,269,000 and a shareholders’ equity of $1,724,000 at year end. Operations for the year ended December 31, 2005 have been funded primarily from the issuance of capital stock, the net proceeds of short-term debt financing of $831,000 and the continued support of creditors.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale its land and water rights in Ontario, analyzing liquidation of non-core investments and pursuing debt and/or equity financing to fund working capital requirements (see Subsequent Events). The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2	Summary of significant accounting policies

Nature of operations

The Company produces, distributes and markets beverage products and flavoured beverages. The Company’s products are sold principally in the United States and Canada.

Principles of accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP). The differences as they affect the Company are described in note 20.

Consolidation

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation and Blue Mountain Springs Ltd.

In view of the consolidated nature of these financial statements, the term “Company”, as used herein, is sometimes used to refer to all of the consolidated companies collectively and, where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

Annual report 2005

Foreign currency translation

The Company uses the United States dollar as its reporting currency. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders’ equity.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the year.

Revenue recognition

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. The Company does not engage in bill and hold transactions. Distributors are contractually obligated to the Company for complete payment of products sold to them regardless of their ability to sell to retailers. A provision for returns is recorded in the period management becomes aware that it is probable that the product may be returned.

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Funds received in advance of revenues being recognized are recorded as customer deposits.

Inventories

Inventories consist of raw materials and finished goods. Raw materials are valued at the lower of cost and market. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

Long-term investments

Long-term investments are recorded at cost less write-downs for impairments in value that are other than temporary.

Distribution rights

Distribution rights, relating to the acquisition of certain territorial rights to distribute beverage products, have an indefinite life and are recorded at cost. Management reviews the carrying value of the distribution rights at least annually for impairment. Distribution rights are written down when declines in value are considered to be other than temporary based upon forecast future cash flows.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following periods which represent estimated useful life:

Buildings	30 years
Equipment	5 - 15 years
Leasehold improvements	term of the lease

Annual report 2005

These assets will be written down to the recoverable amount if carrying value exceeds that amount.

Stock-based compensation plan

The Company has a stock option plan which is described in note 13. Stock options issued to employees and directors are expensed based on their fair value.

Consideration paid for stock on exercise of stock options is credited to capital stock.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options, land and water sources ($1,900,000) and the accrual for local marketing fees ($474,000). Actual results could differ materially from those estimates.

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt and capital lease obligation approximates their fair value based upon the discount rates applied. See notes 9 and 10.

b)	Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2005, two customers represented 60% (2004 - two customers represented 32%) of total accounts receivable.

c)	Interest rate risk

The short-term bank credit facility bears interest at U.S. prime rate plus 4%. The long-term debt bears interest at a fixed rate as disclosed in note 10.

The Company does not use derivative instruments to manage its exposure to interest rate risk.

Annual report 2005

d)	Foreign exchange rate risk

The majority of the Company’s revenues and selling and production costs are incurred in United States dollars. However, general and administration costs are incurred in Canadian dollars and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between tax basis of an asset or a liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using income tax rates that are expected to apply to taxable income in the periods that the temporary differences are expected to reverse. The measurement of future tax assets is reduced, if necessary, by a valuation allowance where, based upon evidence, the probability of realization of the future tax asset does not meet a more likely than not criterion.

Marketing costs

The Company expenses all marketing costs as incurred. During the year ended December 31, 2005, the Company incurred marketing costs of $1,358,628 (2004 - $1,493,213; 2003 - $1,461,842). These costs are included in selling, general and administration expenses.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year of 5,728,924 (2004 – 775,012; 2003 – 677,411). The loss per share reflects the ten for one consolidation of the common shares during 2005. The comparative loss per share has been restated to reflect the consolidation. Diluted earnings (loss) per share are computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive.

Diluted earnings (loss) per share is the same as basic earnings (loss) per share since the conversion of the convertible debenture and exercise of stock options and warrants would be anti-dilutive.

Prior year comparatives

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3	Changes in accounting policies

The Company has a stock option plan which is described in note 13. Effective January 1, 2004, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

Annual report 2005

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002 (refer to note 13).

4	Royalty revenue
a)	Cascade Clear brand

The Company received $NIL royalty revenue during the year ended December 31, 2005 (2004 - $18,000; 2003 - $100,000).

b)	Co-pack business

The Company received $76,000 in royalty revenue during the year ended December 31, 2005 (2004 - $114,100; 2003 - $62,500).

5	Bank indebtedness

The Company’s subsidiary, CC Beverage (US) Corporation (CC Beverage), has an operating line of credit available with a United States bank, which bears interest at U.S. prime rate plus 4% with a twelve month term ending August 24, 2006 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at December 31, 2005 - $456,000, 2004 - $406,000). The weighted average interest rate for 2005 was 10.19% (2004 - 8.495%; 2003 - 8.125%). At December 31, 2005, $361,000 (2004 - $272,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

6	Balance sheet components

Accounts receivable

	2005 $	2004 $

Trade accounts receivable - net of allowance of $36,000 (2004 - $25,000)	435	525
Other receivables	40	75

	475	600

Inventories

	2005 $	2004 $

Finished goods	586	247
Raw materials	195	277

	781	524

Annual report 2005

Property, plant and equipment and assets held for sale

				2005

	Cost $	Accumulated amortization $	Write-down $	Net $

Land and water sources	1,603	-	-	1,603
Buildings	1,326	996	280	50
Equipment	1,116	938	-	178
Leasehold improvements	67	67	-	-

	4,112	2,001	280	1,831
Held for sale
Land and water sources	445	-	102	343

	4,557	2,001	382	2,174

Included in equipment are assets acquired under capital leases with a cost of $13,032 (2004 - $NIL) and

accumulated amortization of $NIL (2004 - $NIL). Amortization expense includes $NIL (2004 - $NIL) of             amortization of assets under capital lease.

				2004

	Cost $	Accumulated amortization $	Write-down $	Net $

Land and water sources	2,291	-	721	1,570
Buildings	1,285	923	-	362
Equipment	1,109	892	-	217
Leasehold improvements	153	50	-	103

	4,838	1,865	721	2,252

Held for sale
Land and water sources	415	-	-	415

	5,253	1,865	721	2,667

Included in the table above are changes arising from the change in the exchange rate between the Canadian and U.S. dollar.

During the year ended December 31, 2004, the Company sold certain assets previously classified as held for sale and incurred a loss on disposal of $56,000 (2003 - $328,000).

Annual report 2005

In 2005, the Company wrote down building, land and water source by $280,000 and $102,000 respectively to its estimated net recoverable amount. In 2004, land and water sources, buildings and equipment were written down by $721,000 (2003 - $NIL). The carrying value represents management’s best estimate of the net recoverable amount of the land and water sources, buildings and equipment. If the assumptions used by management are not borne out, the net recoverable amount of the assets may differ materially from the recorded amount.

Accounts payable and accrued liabilities

	2005 $	2004 $

Trade accounts payable	1,303	3,278
Marketing fees	474	534
Refundable deposits on assets held for sale	-	29
Other accrued liabilities	317	309

	2,094	4,150

Customer deposits

As at December 31, 2005, the Company had received $NIL (2004 - $69,000) in deposits on international sales orders. These deposits have been recorded as a customer deposit liability.

Short-term debt

During 2004, the Company raised gross proceeds of CA $2,744,000, of which CA $394,000 was raised from certain directors and officers of the Company (related parties). The loans require monthly interest payments of 1% (annual rate of 12%). The additional cost of the financing included the issuance of 2,135,000 common shares and warrants to purchase up to 250,000 common shares at an exercise price of CA $0.34 for a term of two years (refer to note 11). The debt is secured by a mortgage charge against certain of the Company’s properties and by a general security agreement over assets. The discount on the face value of the short-term debt (CA $126,000) was accreted on a straight-line basis over the initial term of the debt.

	2005 $	2004 $

Mortgage payable with land and buildings pledged as collateral, bearing interest at 3.95%, repayable at CA $1,125 per month, maturing in August 2006	139	141
Global (GMPC) Holdings Inc. (CA $500,000), bearing no interest, repayable May, 2006	428	789
Clearly Canadian management group (CA $394,000 less accretion of CA $11,000), bearing interest at 12% per annum compounded and payable monthly, repayable November 2005	-	318

	567	1,248

Annual report 2005

7	Long-term investments
	2005 $	2004 $

Public companies (quoted market value $223,000; 2004 - $43,000)	29	29

In 2005, the Company wrote down long-term investments to net recoverable amount.

8	Distribution rights

During 2004, the Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, $1,536,000 (2003 - $500,000) was recorded as an impairment. See note 2.

9	Capital lease obligation

The Company entered into a lease arrangement to acquire computer equipment. The liability under the capital lease represents the minimum lease payments payable net of imputed interest at an average rate of 18% per annum and is secured by the computer equipment.

The Company’s obligation under the capital lease consists of:
	2005 $	2004 $

Minimum lease payments payable	15	-
Less: portion representing interest to be recorded over the remaining term of the lease	3	-

	12	-
Less: current portion	3	-

Long-term portion	9	-

Future minimum annual lease payments under the capital lease are as follows:

$

2006	5
2007	5
2008	5
15

Annual report 2005

10	Long-term debt
	2005 $	2004 $

Convertible promissory notes of CA $1,750,000, unsecured, non-interest bearing, repayable in cash or equivalent value of common shares at the option of the Company (see note 16(d))	1,501	1,454

Convertible debenture of CA $670,000, collateralized with a general subordinated security interest, bearing interest at 10%, interest paid monthly, the debenture units are repayable by December 1, 2006 and convertible into common shares at the option of the holder at any time prior to repayment at CA $0.80 per share (see note 11)	-	503

	1,501	1,957

Long-term debt maturities in each of the next five years are as follows:

	2005 $	2004 $

Year ending December 31
2006	1,501	1,957

11	Convertible debenture

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of CA $670,000, of which CA $345,000 was raised from certain directors and officers of the Company (related parties). Each debenture unit consists of a convertible debenture of CA $1,000 and 1,250 share purchase warrants at CA $0.80 per share exercisable until December 2, 2004. The debenture units were originally repayable by December 1, 2003 and bear interest at 10% per annum. The debenture units are convertible into common shares at the option of the holder any time prior to repayment at CA $0.80 per share.

The proceeds from the issuance of the debenture units were allocated to the convertible debenture, the equity conversion option and the share purchase warrants. The carrying amount of the financial liability of $398,000 at the time of issuance was determined by discounting the future stream of interest and principal payments at the prevailing market rate for a similar liability that does not have an associated equity component. The balance of $26,000 was allocated to the conversion option included in shareholders’ equity. The discount on the face value of the convertible debenture was accreted over the term of the debenture units.

During the year ended December 31, 2003, the debenture holders consented to extend the term of the debenture to December 1, 2006. For accounting purposes, the term extension has been accounted for as a settlement and the difference in the fair value of the original terms of the debenture and the modified terms of $81,000 was been recorded as a gain on the statement of operations for the year ended December 31, 2003. The corresponding discount on the carrying value of the debenture will be accreted on a straight-line basis over the extended term of the debenture units. During the year ended December 31, 2005, $30,000 was accreted (2004 - $25,000; 2003 - $8,000).

During the year ended December 31, 2005, the debenture was fully paid.

Annual report 2005

12	Capital stock

On January 14, 2005 the Company completed a private placement of 465,000 pre-consolidated shares at a price of CA $0.25 per share (46,500 shares at a price of $2.50 per share, on a post consolidated basis). The shares were issued as part of the Company’s 1,500,000 pre-consolidation share private placement announced in December 2004.

At a special and general shareholder meeting held on April 29, 2005, the Company’s shareholders approved the Company’s corporate restructuring plan and, in connection therewith:

1. The Company’s authorized share structure, its Notice of Articles and its Articles were altered by:

a.                                                   increasing the 200,000,000 common shares without par value to an unlimited number of common shares without par value;

b.            eliminating the 10,000,000 preferred shares with a par value of $1.00 per share, none of which preferred shares were issued and outstanding; and

c.	deleting the special rights and restrictions contained in Part 26 of the Articles of the Company.

2. The Company’s authorized share structure, its Notice of Articles and its Articles were also altered by:

d.	creating a class of 2,000,000 Class A Preferred Shares with special rights and restrictions (i);
e.	creating a class of 2,000,000 Class B Preferred Shares with special rights and restrictions (ii).

(1)

The Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares of the Company calculated at a share price equal to the ten day average closing price of the Company’s common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares of the Company, and the right of conversion into common shares of the Company at a conversion price equal to the ten day average trading price of the Company’s common shares on the OTC Bulletin Board market preceding the date of conversion.

(2)

The Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of U.S.$1.00 per share, and thereafter in advance in monthly cash instalments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares.

Effective May 2, 2005, the Company affected a reverse split (consolidation) on a ten (10) old for one (1) new share basis.

On May 5, 2005, BG Capital Group Ltd. (“BG Capital”) converted its $1,000,000 loan with the Company into 1,000,000 Class A Preferred Shares at $1.00 per preferred share and concurrently the Company issued BG Capital an additional 1,000,000 Class A Preferred Shares at $1.00 per preferred share.

On May 16, 2005, the Company completed a brokered private placement of 1,010,000 common shares of the Company at a price of $1.00 per share with Standard Securities Capital Corporation. The Company also completed a non-brokered private placement of 2,065,000 common shares of the Company. The non-brokered private placement was completed in two issuances, with the first issuance of 1,250,000 shares on May 16, 2005 and the second issuance of 815,000 shares on May 25, 2005, all such shares were issued at a price of $1.00 per share.

Annual report 2005

On May 24, 2005, an aggregate of 207,506 common shares were issued to BG Capital in respect of dividends payable on the Class A and the Class B Preferred Shares. Also, on May 24, 2005, 450,000 shares were issued to BG Capital as a finder’s fee in connection with the Company’s recently completed private placements.

On the same date, BG Capital exhcanged class A preferred shares of the Company for class B shares.

The Company completed an additional non-brokered private placement for gross proceeds of $635,953. In that respect, a total of 635,953 common shares were issued on May 27, 2005 at $1.00 per share. Directors, officers, and employees of the Company subscribed for 585,953 shares. Prior to this additional financing, the Company redeemed all of its outstanding convertible debentures and debenture holders who held a majority of the debentures reinvested their debenture redemption proceeds in this private placement.

As part of its 2005 corporate restructuring and to reduce future obligations and cost, the Company negotiated certain amendments to consulting agreements and the Company's office lease. In connection with these amendments, the Company issued of 225,000 shares at a market value of $1.17 per share, $117,000 in cash, and 25,000 shares at a market value of $1.38 per share.

On November 30, 2005, Global (GMPC) Holdings Inc. convert CAD$500,000 of principal amount of loan into common shares at conversion price of $2.00 U.S. per share and extended the maturity date of the loan to May 2, 2006 for the balance of CAD$500,000 of principal amount of loan. The company issued 75,000 common shares to Global at market price of $2.00 per share for extending the maturity date to May 2, 2006 and amending the agreement that no interest will be payable on the remaining principal amount of loan.

On December 28, 2005, the Company completed a private placement of 800,000 units at $1.25 per unit raising $1,000,000. Each unit consisted of one common share of the Company and six and quarter share purchase series A warrant at vested price of $1.25, six and a quarter share purchase series B warrant at vested price of $1.50, six and a quarter share purchase series C warrant at vested price of $2.00, and six and quarter share purchase series D warrant at vested price of $4.00. Series A warrant must be exercised by December 31, 2006. Series B warrant will be fully vested if Series A warrant are fully exercised and exercised by December 31, 2007, Series C warrant will be fully vested if Series B warrant are fully exercised and exercised by December 31, 2008, Series D warrant will be fully vested if Series C warrant are fully exercised and exercised by December 31, 2009.

13	Stock options, warrants and Shareholders’ Rights Plan

Stock options

The Company may grant options to purchase up to 1,750,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares for the 10 trading days preceding the date on which the options are granted. All options vest immediately on issuance.

Annual report 2005

A summary of the status of the Company’s stock option plan is presented below:

	Number of options (000’s)	Weighted average exercise price CA$

Options outstanding at December 31, 2002: Granted Expired	169 57 (64)	14.30 6.70 14.70

Options outstanding at December 31, 2003: Granted Expired	162 10 (3)	9.10 4.00 7.90

Options outstanding at December 31, 2004: Granted Expired Exercised Surrendered	169 1,709 (56) (105) (100)	8.70 1.21 7.24 1.17 1.17

Options outstanding December 31, 2005	1,617	1.77

The number of options has been adjusted to reflect the ten for one consolidation of the common shares on May 2, 2005. The weighted average exercise price of options outstanding as at December 31, 2004 includes the effect of options repriced during 2004.

The following table summarizes information about options outstanding and exercisable:

2005

Exercise prices CA$	Number of options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price CA$

13.50	2	5.6	13.50
12.50	27	6.4	12.50
11.50	19	5.1	11.50
10.00	4	6.7	10.00
7.00	14	7.1	7.00
6.50	43	4.7	6.50
4.00	10	0.3	4.00
2.48	50	5.0	2.48
1.38	50	4.8	1.38
1.17	1,398	4.4	1.17

1.17 – 13.50	1,617	4.4	1.77

Annual report 2005

2004

Exercise prices CA$	Number of options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price CA$

13.50	2	6.6	1.35
12.50	37	7.3	1.25
11.50	26	6.1	1.15
10.50	2	5.9	1.05
10.00	4	7.7	1.00
7.00	23	8.1	0.70
6.50	65	5.7	0.65
4.00	10	1.3	0.40

4.00 – 13.50	169	6.2	0.87

During the year ended December 31, 2005, the Company granted 1,707,500 (2004 – 100,000; 2003 - 570,000) options under the stock option plan. The fair value of the options granted of $1,612,000 (2004 - $23,300; 2003 - $13,000 to non-employees) has been recorded as other expense.

The Company has estimated the fair value of each option on the date of grant using the Black-Scholes Options Pricing model with the following weighted average assumptions:

Risk-free interest rate	3.30%
Expected life of options	5 years
Expected volatility in the market price of the shares	234%
Expected dividend yield	0.0%

At the Company’s annual general meeting held on June 26, 2003, the shareholders approved the repricing of up to 41,540 previously granted stock options. Pursuant to the repricing, the exercise price of the stock options was reduced to approximately $4.80 (CA $6.50), representing an exercise price that was not less than the average closing price of the Company’s shares for the 10 trading days preceding the announcement of the repricing. The incremental increase in the fair value of these options as a result of the modification, calculated using the Black-Scholes valuation model, was nominal and therefore no additional pro forma stock-based compensation expense was recorded in the year. The fair value of each option granted or repriced was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Weighted average grant or repricing date fair value	CA $5.60
Risk-free interest rate	3.00%
Expected life of options	10 years
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	0.0%

Annual report 2005

If the Company had applied the fair value method of accounting for employee stock options for the years ended December 31, 2003 and 2002, the Company would have recorded a compensation expense of $221,000 and $302,000 in respect of stock options granted and repriced in the year. Refer to note 3. The Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

	2003 $	2002 $

Loss for the year before stock-based compensation	(3,713)	(3,583)
Stock-based compensation	(221)	(302)

Pro forma loss for the year	(3,934)	(3,885)

Basic and diluted loss per share as reported	(5.50)	(5.40)
Per share impact of stock-based compensation	(0.30)	(0.40)

Pro forma loss per share	(5.80)	(5.80)

Warrants

The following table summarizes information about common share purchase warrants outstanding:

Exercise price per share	Balance - December 31, 2004	Granted	Expired	Balance - December 31, 2005	Expiry date

U.S.$8.50 (CA $11.00)	56,500	-	(56,500)	-	November 2005
U.S.$2.80 (CA $3.40)	25,000	-	-	25,000	March 2006
U.S.$1.25 (CA $1.46)	-	5,000,000	-	5,000,000	December 2006
U.S.$1.50 (CA $1.76)	-	5,000,000	-	5,000,000	December 2007
U.S.$2.00 (CA $2.34)	-	5,000,000	-	5,000,000	December 2008
U.S.$4.50 (CA $5.27)	-	5,000,000	-	5,000,000	December 2009
U.S.$2.00 (CA $2.34)	-	1,000,000	-	1,000,000	October 2010

	81,500	21,000,000	(56,500)	21,025,000

The December 31, 2004 balance of warrants outstanding has been adjusted to reflect the ten for one consolidation of share capital which took place May 2, 2005.

On November 1, 2005, the Company issued 1,000,000 warrants in consideration for consulting services. Each warrant entitles the holder to purchase one common share at a price of U.S.$2.00 for five years. The warrants were estimated to have a fair value of $1,908,000 based upon the Black-Scholes model. The consulting expense is being recognized on a straight-line basis over the term of the consulting agreement.

On November 24, 2005, 56,500 warrants issued with a previous private placement expired.

Annual report 2005

Shareholders’ Rights Plan

The Company has a Shareholders’ Rights Plan which is contained within a Rights Agreement dated October 1, 1990, and a Supermajority Amendment, which forms part of the Company’s articles. The Rights Plan expires on December 31, 2009.

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company’s shares at 50% of the market price at the time of the occurrence of certain Triggering Events. Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company’s directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a Qualified Offer. A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company’s directors as being in the best interest of the Company and its shareholders.

14	Corporate income taxes payable
a)	The following table reconciles income taxes calculated at a combined Canadian federal/provincial tax rate with the income tax recovery in the consolidated financial statements:
	2005	2004	2003

Combined statutory rate	35%	39%	39%

	$	$	$

Income taxes at statutory rate	(2,124)	(1,984)	(1,448)
Tax effect of
future tax asset not recognized	2,124	1,984	1,448

Income taxes	-	-	-

The Company has non-capital losses totalling approximately $21,674,679 (2004 - $24,885,575; 2003 - $31,025,910) that may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements to the extent that the Company believes that they are recoverable. The availability of these losses may be limited due to the change in control of the Company. The right to claim these losses began to expire in 2004. In addition, the Company has capital losses totalling approximately $NIL available to offset future capital gains (2004 - $4,038,402; 2003 - $3,661,842).

Annual report 2005

b)	The net future income tax balance comprises the following:
	2005 $	2004 $

Future income tax assets
Non-capital losses	7,645	9,452
Capital losses	-	745
Distribution rights	1,065	2,055
Share issue costs	(50)	(73)
Property, plant and equipment	1,820	1,561

Net future income tax asset	10,480	13,740
Less: valuation allowance	(10,480)	(13,740)

	-	-

15	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the year ended December 31, 2005, the Company paid $185,000 (2004 - $168,000; 2003 - $137,000) for the lease of its office premises to a limited partnership in which certain directors and a company with common directors own limited partnership interests. In addition, the Company in 2003 received a deposit of $200,000 from related parties on the building held for sale. In 2004, the building held for sale was sold to a non-related party and the $200,000 was reclassified to short-term debt.

Also see notes 6 and 16(b).

16	Commitments and contingencies
a)	Operating leases

The Company has entered into operating leases for certain office equipment and premises (note 15). Total payments required under these leases are as follows:

$

2006	14

Annual report 2005

b)	Consulting contracts

The Company has contracts for terms of three to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $612,000 (2004 - $557,000) per year and paid an additional $325,000 in contract settlement fees. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause. During 2001, the shareholders approved the amendment of certain of the consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During 2004, the Company expensed $96,000 (2004 - $106,000; 2003 - $106,000) of the deferred charge and recorded $116,000 (2004 - $128,000; 2003 - $119,000) as a current prepaid item, leaving a balance of $NIL (2004 - $116,000; 2003 - $257,000) as long-term prepaid contracts.

On November 1, 2005, the Company entered into a consulting agreement with a term of five years. The Company issued a warrant to purchase 1,000,000 common shares of the Company at $2.00 per share as consideration. The fair value of the warrant as determined using the Black-Scholes method was $1,904,000.The Company is recognizing the expense related to the agreement over the five year term of the agreement. During 2005, the Company expensed $63,400 and recorded $380,400 as a current prepaid item leaving a balance of $1,460,200 as a long-term prepaid contract.

c)	Dispute with Ralph Moyal

In and around April, 1997, the Company acquired the shares of Blue Mountain Springs Ltd. (Blue Mountain) for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 9) to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors). In April 1997, a claim was filed in the Ontario Supreme Court against the Company, and Gerry McGrath, the father of the Vendors. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory reliefs relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain. The Company is vigorously defending the Moyal action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement. The Company has delivered a statement of defence, counterclaim and cross claim in which it has claimed damages against Moyal, as a result of the registration of a certificate of pending litigation against certain lands owned by Blue Mountain, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions.

In and around October 1997, a claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages for breach of the Share Purchase Agreement, and in particular, seeking payment under the Share Purchase Agreement, portions of which the Company has withheld to date based on the Company’s indemnity and set off rights under the Share Purchase Agreement and as a

Annual report 2005

result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. In January 1998, a related claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages as a result of the Company’s failure to agree to release shares and monies related to payments under the Share Purchase Agreement. The Company is vigorously defending these actions and has delivered a statement of defence and counterclaim against the Vendors in which it denies that it has breached its obligations under the Share Purchase Agreement and states that it is the Vendors who have failed to uphold their obligations under the Share Purchase Agreement. In its counterclaim, the Company claims against the Vendors for contribution and indemnity and the right of set off as described above.

The trials of all of the above noted claims are scheduled to be heard together. Although there is no scheduled trial date, it is anticipated that these actions could be heard before the court in the fall of 2006 or the spring of 2007or earlier if certain issues within the actions proceed to court by way of summary motion instead of trial. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

The Company has incurred approximately CA$991,367.58 in legal fees to date in defending and prosecuting the above noted actions, of which approximately CA$28,368.82 was incurred in the current year. The Company expects to be able to apply a portion of these amounts toward any amounts due upon the outcome of these matters. These legal fees have been expensed in the periods in which they were incurred.

d)	Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA $2,400,000 plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

e)	Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

f)

With respect to the long-term indebtedness assumed by the purchaser of the private label co-pack bottling business during the year ended December 31, 2001, the Company’s subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long-term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be $NIL.

Annual report 2005

17	Pension costs and obligations

As of December 31, 2003, the Company discontinued its defined contribution pension plans for employees. The pension costs were charged to operations as the contributions became due. Contributions were based upon a set percentage of salary.

Total pension expense for the year ended December 31, 2005 was $NIL (2004 - $NIL).

18	Supplementary cash flow information
	2005 $	2004 $	2003 $

a) Items not involving cash
Write-down of distribution rights (note 8)	-	1,536	500
Loss on sale of assets held for sale	-	56	328
Inventory written down	-	-	542
Investment written down	28	-	-
Property, plant and equipment written down	382	721	272
Amortization of property, plant and equipment	122	130	294
Stock-based compensation	1,709	23	13
Stock issued on restructuring	448	-	-
Interest accretion on convertible debenture and short-term debt	101	68	53
Gain on settlement of convertible debenture (note 11)	-	-	(81)

	2,790	2,534	1,921

b) Changes in non-cash working capital balances related to operations
Accounts receivable	(73)	263	328
Inventories	(257)	106	1,267
Prepaid expenses, deposits and other assets	(156)	(15)	95
Prepaid contracts	(69)	141	73
Accounts payable and accrued liabilities	(1,821)	697	206
Related party liability	-	-	200
Customer deposits	-	(98)	(164)

	(2,376)	1,094	2,005

Annual report 2005

c) Non-cash investing and financing activities
Gain on the settlement of convertible debenture (note 10)	-	-	81
Equipment acquired under capital lease	13	-	-
Fair value of warrants issued for consulting services	1,904	-	-
Fair value of common shares issued for finders fees	639	-
Fair value of common shares issued for restructuring	448	-	-
Related party liability reclassified to short-term debt	-	(200)	-
Prior period adjustment - stock options	-	523	-
Equity component of shares issued with short-term debt	-	102	-
Equity component of warrants issued with short-term debt	-	6	-

	3,004	431	81

19	Segmented information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry, selling flavoured water and carbonated beverages, and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the earnings (loss) from operations before the write-down of property, plant and equipment.

Annual report 2005

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2005 $	2004 $	2003 $

Sales
Canada
Total sales	1,658	2,063	2,541
Less: Sales to other segments	-	-	-

Sales to external customers	1,658	2,063	2,541

United States
Total sales	7,483	10,805	12,355
Less: Sales to other segments	(326)	(1,942)	(2,088)

Sales to external customers	7,157	8,863	10,267

Other
Sales to external customers	326	660	462

Total sales to external customers	9,141	11,586	13,270

Interest expense on short-term and long-term debt
Canada	177	160	53
United States	44	66	92

	221	226	145

Amortization
Canada	122	52	182
United States	-	78	112

	122	130	294

Loss before income taxes, amortization of intangible assets and write-down of property, plant and equipment
Canada	(3,773)	(1,168)	(1,213)
United States	(1,912)	(1,661)	(2,107)
Other	-	-	379

	(5,685)	(2,829)	(2,941)
Write-down of property, plant and equipment	(382)	(721)	(272)
Write-down of distribution rights	-	(1,536)	(500)

Loss for the year before income taxes	(6,067)	(5,086)	(3,713)

Annual report 2005

	2005 $	2004 $

Assets
Canada	5,505	2,695
United States	383	1,043
Other	28	28

	5,916	3,766

Assets held for sale
Canada	343	415
United States	-	-

	343	415

Total assets	6,259	4,181

Property, plant and equipment additions
Canada	13	2
United States	-	42

	13	44

With respect to third parties, the Company has two customers (2004 - two customers) that represent more than 10% of sales. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

Annual report 2005

20	Reconciliation to accounting principles generally accepted in the United States of America

As disclosed in the summary of significant accounting policies, these consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those principles and practices the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

Under U.S. GAAP, the Company would report its consolidated financial statements as follows:

Consolidated balance sheets

		2005		2004

	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $

Assets
Current assets	2,579	2,579	1,369	1,369
Non-current assets (note a)	3,680	3,874	2,812	2,826

	6,259	6,453	4,181	4,195

Liabilities
Bank indebtedness	361	361	272	272
Accounts payable and accrued liabilities	2,094	2,094	4,150	4,150
Capital lease obligation	3	3	-	-
Customer deposits	-	-	69	69
Short-term debt	567	567	1,248	1,248

	3,025	3,025	5,739	5,739

Capital lease obligation	9	9	-	-

Long-term debt (note b)	1,501	1,501	1,957	1,878

	4,535	4,535	7,696	7,617

Shareholders’ Equity (Deficiency)
Capital stock	66,311	66,311	58,590	58,590
Share subscription receivable	(198)	(198)	-	-
Warrants	2,104	2,104	165	165
Options	1,648	1,648	36	36
Equity component of convertible debenture (note b)	26	155	26	155
Contributed surplus (note b)	1,031	1,186	810	965
Cumulative translation account	(929)	(929)	(1,253)	(1,253)
Deficit	(68,269)	(68,359)	(61,889)	(62,080)

	1,724	1,918	(3,515)	(3,422)

	6,259	6,453	4,181	4,195

Annual report 2005

Consolidated statements of operations

	2005 $	2004 $	2003 $

Loss for the year under Canadian GAAP	(6,069)	(5,086)	(3,713)
Gain on settlement of convertible debenture under Canadian GAAP (note b)	-	-	(81)
Loss on settlement of convertible debenture under U.S. GAAP (note b)	-	-	(104)
Difference in interest accretion under U.S. GAAP (note b)	62	60	(148)
Unrealized gain on long-term investment (note a)	195	14	-

Loss for the year under U.S. GAAP	(5,812)	(5,012)	(4,046)
Foreign currency translation adjustments	(467)	6	36

Comprehensive loss under U.S. GAAP (note c)	(6,279)	(5,006)	(4,010)

No differences arise between U.S. and Canadian GAAP in the presentation of the cash flow statement.

a)	Unrealized holding gains (losses)

Under U.S. GAAP, the long-term investments in publicly traded companies would be shown at fair market value. Unrealized holding gains or losses are recorded in other comprehensive income. Under Canadian GAAP, such long-term investments are recorded at cost less any impairment in value that is other than temporary. The difference between the carrying value and the fair market value of these investments was $195,000 at December 31, 2005 (2004 - $14,000; 2003 - $NIL).

b)	Convertible debenture

During 2002, under U.S. GAAP, the proceeds of $424,000 for the convertible debenture were allocated between the debt and detachable warrants based upon fair value using the Black-Scholes model. The assumptions used in calculating the fair value were the same as in note 13. The fair value of the warrants, $155,000, and the balance of $269,000 were allocated to the liability component and the beneficial conversion feature.

Value was allocated to the beneficial conversion feature associated with the convertible debenture. Based upon the allocated proceeds, the intrinsic conversion price was less than the commitment price. As a result, $155,000 was attributed to the beneficial conversion feature and the balance of $115,000, at the date of issuance of the convertible debenture, was recorded as the liability component. The amount was fully accreted in the prior year. The conversion feature expired December 2004 and $155,000 has been reclassified to contributed surplus as a result.

Annual report 2005

On December 1, 2003, the terms of the convertible debenture were modified; refer to note 11. As a result of the modification and the differences in allocations, as discussed above, a loss on settlement of $104,000 resulted under U.S. GAAP. The discount is being accreted over the term of the modified debt resulting in an interest recovery of $34,666 (2004 - $34,000; 2003 - $6,000) under U.S. GAAP.

c)	Comprehensive income (loss)

Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The accumulated balance of other comprehensive income is included in the equity section of the balance sheets. The Company’s other comprehensive income consists of foreign exchange adjustments.

d)	Marketing costs

U.S. GAAP requires separate disclosure of marketing costs. During the year ended December 31, 2004, the Company spent $1,358,628 on marketing (2004 - $1,493,213; 2003 - $1,461,842).

e)	Stock-based compensation

During the years ended December 31, 2000 and December 31, 2003, the Company repriced previously granted director, officer and employee options and, as a result, is required to use variable accounting for these stock options under U.S. GAAP. The exercise price exceeded the market value of the shares at the end of the year; therefore, no charge has been recorded since that time. Canadian GAAP did not require this treatment for those years. See notes 2 and 3.

f)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 153 - Exchanges of Non-Monetary Assets - An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005. The adoption of this accounting pronouncement did not have a material effect on the consolidated financial statements.

In December 2004, the FASB issued revised SFAS No. 123 (SFAS 123R), “Share-Based Payment”. This standard eliminates the ability to account for share-based compensation transactions using the intrinsic value-based method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using a fair value based method. SFAS No. 123R is effective for financial statements issued at the beginning of the next fiscal year that begins after December 15, 2005. The Company has adopted FAS 123R for the 2005 fiscal year.

In February 2005, the EITF issued EITF Issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share”. EITF 04-8 was effective for periods ending after December 15, 2004 and requires certain contingently convertible instruments be included in diluted earnings per share. The

Annual report 2005

adoption of EITF 04-8 did not change the methods of or results of the calculation of the company’s earnings per share.

In June 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections”. FAS 154 changes the accounting and reporting of a change in accounting principles. Prior to FAS 154, voluntary changes in accounting principles were required to be recognized as a cumulative effect adjustment within net income during the period of the change. FAS 154 requires retrospective application to prior period financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not believe the adoption of FAS 154 will have a material effect on its consolidated financial position or results of operations.

21	Restructuring Cost

During the year the Company entered into a number of restructuring activities in an effort to attain profitability. Costs of these activities are set out below:

Management contract settlement and office lease buyout	$ 380,000
Employee termination and severance costs	193,000
Office leasehold improvements written off	90,000
Conversion cost, short-term debt	17,000

$ 680,000

The management contract settlement costs are the result of the Company terminating certain consulting agreements. The employee severance costs incurred during the year resulted from the termination of key management personnel. The office lease buyout was to terminate the office lease at 2489 Belleuve Avenue, Westr Vancouver, B.C. as of November 30, 2005 These contract settlement costs and severance costs were settled in cash ($276,000) and shares of the Company ($404,000).

22	Subsequent events
a)	On February 22, 2006, the Company issued 200,000 common shares on the exercise of two stock options at a price of $1.00 per share, netting the Company $200,000.
b)	On February 27, 2006, the Company issued 100,000 common shares to convert CA $222,570 of the Global (GMPC) Holdings Inc. short-term debt (note 6).
c)	On March 1, 2006, the Company signed a Letter of Intent relating to the sale of Innisfill water equipment, storage tanks and water source at the Thornton well site for CA $400,000.

Annual report 2005

CORPORATE PROFILE

Board of Directors

Marco P. Markin

Brent Lokash

Cameron Strang

Corporate Head Office

Clearly Canadian Beverage Corporation

2267 W. 10th Avenue, Vancouver

British Columbia, Canada V6K 2J1

1-800-663-5658 (in U.S.A.)

1-800-663-0227 (in Canada)

www.clearly.ca e-mail: info@clearly.ca

U.S. Subsidiary

CC Beverage (U.S.) Corporation

P.O. Box 326, Burlington

Washington, USA 98233

1-800-735-7180 (in U.S.A. and Canada)

Stock Exchange

OTCBB (trading symbol: CCBEF)

Registrar and Transfer Agent

Pacific Corporate Trust Company

Vancouver, British Columbia, Canada

1-877-288-6822

Shareholder Information

Shareholder Relations

Email: investor@clearly.ca

Phone: 1 (800) 983-0993

Form 52-109F1 Certification of Annual Filings

I, Brent Lokash, CFO of Clearly Canadian Beverage Corporation certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Clearly Canadian Beverage Corporation (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

April 28, 2006

/s/ Brent Lokash

Brent Lokash

Director & CFO

Form 52-109F1 Certification of Annual Filings

I, Brent Lokash, President of Clearly Canadian Beverage Corporation certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Clearly Canadian Beverage Corporation (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

April 28, 2006

/s/ Brent Lokash

Brent Lokash

Director & President

45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation

/s/ Brent Lokash

Brent Lokash

President and Chief Financial Officer

Date: April 28, 2006